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SEC FILE NUMBER
8-40530

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SS&C Market Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

920 2ND AVE South, Suite 1500
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Todd Stucky	612.238.1548	tdstucky@dstsystems.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BKD, LLP
(Name – if individual, state last, first, and middle name)

1201 Walnut Street Suite 1700	Kansas City	MO	64106
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

RMS

SS&C Market Services, LLC

Statement of Financial Condition

December 31, 2021

OATH OR AFFIRMATION

I, Todd Stucky, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SS&C Market Services, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

AUSTIN D. FINN
Notary Public
State of Wisconsin

Notary Public

Signature:

Title:
Director of Finance and FINOP

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SS&C Market Services, LLC
Table of Contents
December 31, 2021

BKD
CPAs & Advisors

1201 Walnut Street, Suite 1700 | Kansas City, MO 64106-2246
816.221.6300 | Fax 816.221.6380 | bkd.com

Report of Independent Registered Public Accounting Firm

Board of Managers and Member
SS&C Market Services, LLC
Minneapolis, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SS&C Market Services, LLC (the "Company") as of December 31, 2021, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

BKD, LLP

Kansas City, Missouri
February 25, 2022

SS&C Market Services, LLC
Statement of Financial Condition
December 31, 2021

Assets		
Cash and cash equivalents	$	21,017,254
Accounts receivable, net of allowance of $6,101		13,390,897
Other assets and prepaid expenses		6,641,360
Property and equipment, net		118,251
Intangible assets, net		702,604
Goodwill		4,457,008
Total assets	$	46,327,374
Liabilities and Member's Interest		
Accounts payable	$	1,532,998
Accrued liabilities		2,999,546
Other liabilities		257,489
Total liabilities		4,790,033
Member's interest		
Member's capital		17,221,298
Retained earnings		24,316,043
Total member's interest		41,537,341
Total liabilities and member's interest	$	46,327,374

The accompanying notes are an integral part of the financial statement.

1. Organization and Business

SS&C Market Services, LLC ("we", "our", "us" or the "Company") is a wholly–owned subsidiary of DST Systems, Inc. ("DST" or "Parent"), which is a wholly-owned subsidiary of SS&C Technologies Holdings, Inc. ("SS&C"). We are a broker-dealer formed under the Securities Exchange Act of 1934 and are registered with the Securities and Exchange Commission ("SEC"). We provide mutual fund shareowner recordkeeping services to brokerage firms who perform recordkeeping functions in a subaccounting arrangement for mutual fund accounts that have been sold by the broker-dealer's financial advisors. We provide a platform for facilitating the transfer of rollover transactions from individual qualified retirement plan accounts to individual retirement accounts and the processing and servicing of alternative investments for broker-dealers.

We are a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

2. Summary of Significant Accounting Policies

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash and cash equivalents
Short-term liquid investments with original maturities of 90 days or less are considered cash equivalents. Due to the short-term nature of these investments, carrying value approximates market value.

Accounts receivable
Accounts receivable are stated at the amount billed to clients. We provide an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Delinquent receivables may be written off based on specific circumstances of the clients. Accounts receivable, net resulting from contracts with customers were $12,910,165 and $10,908,854 at December 31, 2021 and 2020, respectively.

Fair value of financial instruments
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation inputs are used to determine fair value according to a three-level hierarchy. Such inputs are defined broadly as follows:

Level 1 - Unadjusted quoted prices in active markets for identical instruments that the reporting entity has the ability to access at the measurement date.

Level 2 - Prices or valuations based on other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the instruments.

Level 3 - Prices or valuations based on significant unobservable inputs (including the entity's own assumptions in determining fair value) for the instruments.

The Company had no assets or liabilities measured on a recurring basis during the year or at December 31, 2021 which were deemed Level 1, Level 2 or Level 3 other than a Level 1 money market mutual fund of $21,012,152 that is classified as cash and cash equivalents in the Statement of Financial Condition.

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature, approximate fair value.

Property and equipment

Property and equipment are recorded at cost with major additions and improvements capitalized. Furniture and fixtures, data processing and other equipment are depreciated using the straight-line method over the estimated useful lives, principally three to five years. Leasehold improvements are depreciated using the straight-line method over the lesser of the term of the lease or life of the improvement. We periodically review our property and equipment for possible impairment.

Goodwill and intangible assets

Intangible assets represent customer relationships acquired through a business combination. The estimated useful life of our intangible assets is 16 years, of which 1.6 years are remaining. Goodwill will be tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Income taxes

The Company elected to be taxed as a single member Limited Liability Company (LLC) for federal income tax purposes effective January 1, 2018. As a single-member LLC, we are disregarded as an entity separate from our owner for income tax purposes. Hence, for federal income tax purposes, our assets and liabilities, as well as our items of income, deduction, gain, loss and credit are reported in the operations of DST Systems, Inc. DST Systems, Inc. is included within the consolidated federal income tax return of SS&C.

Our accounting policy is to not present an income tax provision for a single member LLC, as this presentation reflects the economic activity and obligations of the entity as the entity is disregarded for federal and state tax purposes. Furthermore, no formal tax-sharing arrangement exists with this entity, and this entity does not have any commitment or obligation to fund any tax liability of the member with its earnings. This accounting policy is consistent with how the income tax returns are prepared.

Share-based compensation

We recognize expense related to SS&C restricted stock units, performance-based stock units, time-based stock options, and performance-based common stock options based on a Stock Compensation Recharge Agreement between us and SS&C. Pursuant to the terms of this agreement, we are charged an amount equivalent to the cost incurred by SS&C for equity awards related to our employees.

Subsequent events

The Company has performed an evaluation of subsequent events through February 25, 2022, which is the date the financial statements were issued. We do not have any material undisclosed reportable subsequent events.

On January 1, 2022, SS&C Market Services, LLC assigned all subaccounting and related service contracts (and all amendments thereto) with existing third-party customers to DST Brokerage Solutions, LLC, a wholly–owned subsidiary of DST Systems, Inc. The assigned contracts generate revenues related to subaccounting, alternative investment and out-of-pocket expense reimbursements. In connection with the assignment of subaccounting and related service contracts, SS&C Market Services, LLC transferred all existing employees and net assets directly related to servicing the assigned contracts to DST Brokerage Solutions, LLC as of January 1, 2022. Net assets transferred to DST Brokerage Solutions, LLC primarily include the remaining balance of deferred customer transition assistance payments, goodwill and intangible assets, property and equipment, the operating lease right of use asset and related liability, and certain accrued employee costs.

A portion of the services provided under the assigned subaccounting contracts, specifically related to broker-dealer activities, will continue to be performed by SS&C Market Services, LLC under an inter-company service agreement between SS&C Market Services, LLC and DST Brokerage Solutions, LLC ("Inter-company Service Agreement") effective January 1, 2022. Certain of the transferred employees will continue to be involved in the performance of services by SS&C Market Services, LLC under this Inter-company Service Agreement. Inter-company costs and revenues will be allocated between SS&C Market Services, LLC and DST Brokerage Solutions, LLC using a reasonable allocation method that will attempt to equate the proportional cost of the services to the proportional use or benefit derived from the services and comply with the expense allocation requirements of the Securities Exchange Act of 1934, Rule 17a-3 and Rule 17a-4.

3. Property and Equipment

The following table summarizes property and equipment and related accumulated depreciation at December 31, 2021:

Leasehold improvements	$	737,333
Furniture and fixtures		116,772
		854,105
Accumulated depreciation		(735,854)
Property and equipment, net	$	118,251

4. Other Assets and Prepaid Expenses

We made certain transition assistance payments to customers in connection with entering into new customer agreements. These costs are deferred and amortized against revenue over the respective contract terms in proportion to revenues recognized. As of December 31, 2021, $6,445,432 has been recorded as deferred costs and are included in Other assets and prepaid expenses in the Statement of Financial Condition. These costs are assessed for recoverability periodically based on the expected future cash flows from the contracts with the respective customers. No impairments were recorded for the year ended December 31, 2021.

5. Goodwill and Intangible Assets

Our goodwill of $4,457,008 at December 31, 2021 resulted from a business combination of TASS, LLC by DST in 2007, which was later merged into the Company. We test goodwill for impairment on an annual basis as of October 1st and at other times if a significant change in circumstances indicates it is more likely than not that the fair value of these assets has been reduced. Based on our 2021 annual goodwill

impairment analysis performed using qualitative factors prescribed under ASC 350 (macroeconomic conditions, market and industry considerations, cost factors, our overall financial performance and other relevant entity-specific events), we concluded it was not more likely than not that the fair value of the business is less than the carrying value of the business. As such, no goodwill impairment was recorded for the year ended December 31, 2021.

The following table summarizes intangible assets at December 31, 2021:

Customer relationships	$	7,100,000
Less: accumulated amortization		6,397,396
Intangible assets, net	$	702,604

6. Related Party Transactions

Shared services

We may contract with DST and affiliates of DST for certain administrative services including, but not limited to, information technology services, legal, accounting, tax and other various corporate support functions. We participated in certain services management programs, wherein cash disbursements are funded by Parent. At December 31, 2021, we had a receivable from Parent of $480,732 and a payable to Parent of $1,468,773 reflected in Accounts receivable and Accounts payable, respectively, in the Statement of Financial Condition. These amounts are settled regularly throughout the year.

For the year ended December 31, 2021, we paid cash dividends to DST in the amount of $70,700,000.

Share-based compensation

We participate in SS&C's share-based compensation plan and had outstanding share awards, primarily in the form of SS&C time-based stock options, SS&C performance-based stock options, and SS&C performance-based stock units.

7. Commitments and Contingencies

We account for leases in accordance with ASU Topic 842, Leases. We lease office space under a non-cancelable operating lease, which expires in 2022. This operating lease was assigned to DST Brokerage Solutions, LLC in 2022.

We are involved in legal and regulatory proceedings arising in the normal course of our business. While the ultimate outcome of these proceedings cannot be predicted with certainty, it is the opinion of management, after consultation with legal counsel, that the final outcome in such proceedings, in the aggregate, would not have a material adverse effect on our financial condition, results of operations and cash flow.

In the normal course of business, we enter into contracts that contain a variety of representations and warranties which provide general indemnifications. Our maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

8. Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Credit risk

Cash balances which exceed Federal Deposit Insurance Corporation insurance coverage limits subject us to a concentration of credit risk.

Current economic conditions

Economic and financial market conditions could adversely affect the results of operations in future periods. Instability in the financial markets may significantly impact the volume of future sales, which could have an adverse impact on our future operating results.

In addition, given the volatility of economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in allowances for accounts receivable that could negatively impact our ability to maintain sufficient liquidity.

Reliability of systems

The Company relies on service providers that are integral to its revenue generating activities, certain of which are affiliates of the Company. A disruption of services provided, such as connectivity, may have an impact on the financial results of the Company.

9. Regulatory requirements

We are subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital requirement. We have elected the alternative net capital method. This method establishes a minimum net capital requirement of the greater of $250,000 or 2% of aggregate debits, pursuant to Rule 15c3-3. We had net capital at December 31, 2021 of $15,860,560, which exceeded our net capital requirement by $15,610,560.